

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

November 7, 2013

Via Facsimile
Mr. Keith E. Pratt
Chief Financial Officer
McGrath Rentcorp
5700 Las Positas Road
Livermore, CA 94551-7800

    Re: **McGrath Rentcorp**
           Form 10-K for Fiscal Year Ended December 31, 2012
           Filed February 22, 2013
           Response Letter Dated October 11, 2013
           File No. 0-13292

Dear Mr. Pratt:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 65

1.   We are continuing to evaluate your response to our prior comment number 1 in your letter dated October 11, 2013, and request the following additional information:

- Please provide us with an analysis of your rental related service revenues and associated cost of services, broken down by category including: delivery, installation, dismantlement and return delivery for every period presented.

- Please explain to us why you separately present "Rental Related Services" separately on the face of your Consolidated Statement of Income, if you believe these services are an integral component of your leases.

- Please confirm whether or not your lease agreements continue to allow for the customer to opt for the return delivery and dismantle to be built into the rental rate and billed over the lease term. To the extent this option continues to exist, please clarify whether or not your billings separately break out the components of the rental rate charged.

Closing Comments

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ Terence O'Brien for

W. John Cash
Branch Chief